Corporate Headquarters:
Nexeo Solutions, Inc.
3 Waterway Square Place, Suite 1000
The Woodlands, Texas 77380
(281) 297-0700

August 30, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-212200) of Nexeo Solutions, Inc. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on September 1, 2016 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant.  The Registrant hereby further acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

August 30, 2016

Please call the undersigned at (281) 297-0700 or Sarah K. Morgan of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (713) 758-2977 with any questions regarding this request for acceleration.

Very truly yours,

Nexeo Solutions, Inc.

By:	/s/ Michael B. Farnell, Jr.
Name:	Michael B. Farnell, Jr.
Title:	Executive Vice President,
Chief Legal Officer and Secretary

Cc: Sarah K. Morgan, Vinson & Elkins L.L.P.